Exhibit 99.1

11100 Santa Monica Blvd., Ste. 800 Los Angeles, CA 90025 Tel: (310) 966-1444 | Fax: (310) 966-1448 www.brileyco.com

CONFIDENTIAL

VIA EMAIL

November 27, 2015

The Board of Directors

National Holdings Corporation

410 Park Avenue, 14th Floor

New York, NY 10022

Attention:	Robert Fagenson
Executive Chairman

Dear Mr. Fagenson:

B. Riley Financial, Inc. (“B. Riley” or “we”) is pleased to submit this revised letter of intent (“LOI”) explaining the terms under which we are prepared to move forward to execute certain transactions between B. Riley and National. As previously indicated, we see significant strategic and financial value in bringing the two companies together and are prepared to move expeditiously to consummate a transaction on terms attractive to the stockholders of both National and B. Riley.

Having concluded most of our diligence review, we are prepared to provide you with our final and best offer, as follows:

1.	Structure - Two Transactions

Following the signing of this LOI, we intend to execute a simple subscription agreement with National, pursuant to which B. Riley or one of its affiliates will purchase 1,538,462 newly issued shares of National capital stock at $3.25 per share, or an aggregate purchase price of $5 million (the “Subscription Transaction”). We anticipate that the parties will sign and close the Subscription Transaction within the next 30 days (the “Subscription Closing Date”). On the Subscription Closing Date, two nominees of B. Riley will be appointed to the National board of directors (the “Board”), one of whom will also be appointed as a member of the Executive Committee of the Board.

In addition, concurrent with the closing of the Subscription Transaction, we anticipate entering into a definitive agreement with National, pursuant to which B. Riley will acquire all of National’s outstanding shares of common stock (other than the shares already owned by B. Riley and its affiliates), with the exact structure of the acquisition to be determined (the “Definitive Transaction”). The purchase price will be $3.25 per share all of which will be paid in shares of B. Riley common stock. This represents more than a 10% premium to today’s closing price of $2.94 per share.

2.	Financing

We intend to finance the Subscription Transaction using our cash on hand.

3.	Timing and Certainty of Close

We recognize that speed and certainty of closing are important to both National and B. Riley. We are prepared to devote significant time and resources to closing the Subscription Transaction and the Definitive Transaction with National. Upon the signing of this LOI, we are ready to immediately finalize our diligence initiatives as well as the drafting of the definitive agreements. We anticipate conducting a limited confirmatory investigation given our prior exposure to National and intend to focus our efforts on updating our review of legal and regulatory issues and assessing National’s current financial condition.

B. Riley will engage as soon as practicable with the Financial Industry Regulatory Authority (FINRA) in order to set the stage for FINRA’s approval of the transaction.

4.	Conditions to Closing

The terms contained in this LOI are based upon the financial and business information currently known to B. Riley. Completion of the Subscription Transaction and the Definitive Transaction are subject to the following conditions:

a)	Completion of customary financial, legal and business due diligence;
b)	Execution of definitive agreements;
c)	Obtaining the necessary approvals from the board of directors and, as to the Definitive Transaction, stockholders of National; and
d)	As to the Definitive Transaction, such representations, warranties, conditions, covenants, indemnities and other terms that are customary for transactions of this kind.

5.	Go Shop

The definitive agreement for the Definitive Transaction will contain a 30-day go shop.

6.	Exclusivity

The exclusivity period shall be for the period from the date hereof until the earlier of (i) 30 days following the date hereof or (ii) the Subscription Closing Date (the “Exclusivity Period”). During the Exclusivity Period, National will not, and will cause its directors, officers, employees, agents, advisors and other representatives not to, directly or indirectly, initiate, solicit, encourage, seek, support or facilitate any inquiries or the making of any proposal or offer by any person with respect to, engage in any negotiations with any person concerning, or provide any information or data to, or otherwise encourage or facilitate any effort or attempt to make or implement, (i) any merger, reorganization, share exchange, consolidation or similar transaction involving National, including any acquisition of or investment in National or any of its subsidiaries, or any acquisition of any capital stock or assets of National or any of its subsidiaries, (ii) any financing or recapitalization involving National or any of its subsidiaries, or (iii) any other transaction that could affect the ability of National to consummate the transactions contemplated hereby (any such transaction described in this paragraph being hereafter referred to as an “Alternative Proposal”).

National agrees to, and to cause its directors, officer, employees, agents, advisors and other representatives to, (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any persons in progress as of the date of this letter with respect to any Alternative Proposal, and (ii) not accept or enter into any agreement, discussions or negotiations concerning any Alternative Proposal during the Exclusivity Period. National will notify B. Riley in writing promptly, and in any event within 24 hours, if any such discussions or negotiations are sought to be initiated with, or if any information is requested from, National.

7.	Fees and Expenses

Each party will be responsible for their respective expenses related to the transaction.

8.	Confidentiality and No Announcement

This LOI is presented to National on a confidential basis and on the understanding that neither National nor any of its subsidiaries, directors, officers, employees, agents, advisors or other representatives shall make any public announcement (or otherwise disclose any information (except to National’s legal and financial advisors)) relating to this LOI, our discussions or any other information relating hereto or thereto.

9.	Binding and Non-Binding Obligations

This LOI does not create legally binding obligations on the part of National or B. Riley, except for Section 6 (Exclusivity), Section 7 (Fees and Expenses), Section 8 (Confidentiality and No Announcement), Section 10 (Governing Law) and this Section 9, each of which shall be binding on the part of National.

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10.	Governing Law

This LOI and any disputes arising hereunder or related hereto will be governed by and construed in accordance with the law of the State of Delaware. The parties agree to submit to the exclusive jurisdiction of the state and federal courts located within the State of Delaware and agree to waive, to the fullest extent permissible by law, any objection to the laying of venue of any suit, action or proceeding arising out of this LOI in any such court.

As we have noted, we are prepared to move very quickly to execute and consummate a transaction with National. To that end, our offer in this LOI expires on 5:00 p.m. Eastern Time on November 30, 2015 and we would appreciate hearing from you by or before that time. We are excited by the possibilities presented by the combination of B. Riley and National. We hope our enthusiasm and seriousness for the transaction are evident in our interactions to date as well as in this LOI.

If the foregoing is acceptable to you, please sign and return a copy of this letter.

Very truly yours,

B. Riley Financial, Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley
Chief Executive Officer

Agreed and accepted:

National Holdings Corporation

By:	/s/ RB Fagenson
Name: RB Fagenson
Title: CEO

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